UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on October 20, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: October 21, 2009	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

October 20, 2009
Company Name:	Komatsu Ltd.
Representative:	Kunio Noji Representative Director and President
Code Number:	6301
Listing Stock Exchange:	The first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange
Contact Information:	Fusao Seki Executive Officer and General Manager, Corporate Communications
Telephone Number:	+81-3-5561-2616
Re: Statement Concerning Today’s Newspapers Report
Komatsu Ltd. (“Komatsu”) commented on a certain media report appearing on October 20, 2009, regarding Komatsu’s business results. The concerned article is not based on any official announcements made by us.
We are planning to release our business results for the second quarter period of the fiscal year ending March 31, 2010 on October 29 (Thursday).
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